Pursuant to Rule 424(b)(3)
File Number: 333-111019

Dated October 13, 2004

PROSPECTUS

Nexus Telocation Systems Ltd.
152,746,592 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 152,746,592 ordinary shares (including 52,582,273 ordinary shares issuable upon the exercise of currently exercisable warrants. The registration of these shares does not necessarily mean that any of the selling shareholders will offer or sell their shares.

        The selling shareholders may sell all or any portion of these shares from time to time in (i) open market transactions in the over-the-counter market through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (v) or any other means described in the section entitled “Plan of Distribution.”

        The Company will not receive any of the proceeds from the sale of the ordinary shares offered hereby. We will pay the costs of registering these shares under the prospectus, including legal fees.

        Our ordinary shares currently trade on the OTC Bulletin Board under the symbol “NXUS.OB” On September 21, 2004 the last reported sale prices of our ordinary shares were $0.124.

        SEE “RISK FACTORS” BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

        This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in a jurisdiction where it is unlawful to make this offer or solicit an offer from a person in that jurisdiction.

        NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 13, 2004.

TABLE OF CONTENTS

Page
Prospectus Summary
Forward Looking Statements
The Offering
Use of Proceeds
Capitalization
Market Price Data
Risk Factors
Selected Financial Data
Management's Discussion & Analysis of Financial Condition & Results of
Operations
Selling Shareholders
Plan of Distribution
Description of Share Capital
Foreign Exchange Controls and Other Limitations
Legal Matters
Experts
Material Changes
Enforceability of Certain Civil Liabilities and Agent for Service of Process in the
United States
Where You Can Find More Information; Incorporation of Certain Information By
Reference	3 7 8 8 8 9 9 23 25 37 42 44 44 44 44 45 45 45

        When you are deciding whether to purchase the securities being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and references to “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

Our Business

        We develop, manufacture and market low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. We are engaged in the development, production and marketing of our Nexusphere which can deploy an array of commercial wireless applications in the fields of Location Based Services, as well as the provision of related services through our subsidiaries. In April 2003, we decided to focus on specific applications including (i) stolen vehicles recovery (SVR) services utilizing our AVL architecture and Remote Mobile end-unit devices (RMU’s), and (ii) remote monitoring and control of commercial assets through our Industrial Monitoring and Control (IMU) end-user devices. We believe that our Nexusphere technology will generally provide a cost-effective alternative for security, safety, asset location based management services offering increased operational reliability and lower operational costs.

        Our security and safety services business is predominantly performed through our business partners in Israel and Latin America.

Recent Developments

Equity Investments and the Conversion of Debt

        In April 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us dated March 2003 (the March Agreement). The March Agreement with DBSI and certain of the other selling securityholders provided for additional investments in our company through September 2003. Pursuant to the March Agreement DBSI invested an aggregate of $2.6 million in our share capital from March to October 2003.

        Pursuant to the March Agreement, through October 2003, certain additional selling securityholders invested approximately $1.2 million in our share capital under the same terms and conditions provided in the March Agreement. Among those selling securityholders was Mr. Arik Avni, our Chief Executive Officer who invested $44,000 in our share capital.

        Overall, DBSI and the other selling securityholders invested an aggregate of approximately $3.8 million. In consideration for their investment they acquired 86,804,543 ordinary shares at a purchase price of $0.044 per share and warrants to purchase 60,763,183 ordinary shares at an exercise price of $0.044 per share. Each of these selling securityholders was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement. Pursuant to this agreement, DBSI is entitled to designate four of the seven members of our Board of Directors. Under the March Agreement, DBSI and the selling securityholders were granted certain demand and piggyback registration rights. In addition, all preemptive rights granted to shareholders of Nexus have also been terminated pursuant to the March Agreement and there are no longer any preemptive rights in our company.

        Of the securities described above, our shareholders approved the issuance of 32,663,184 ordinary shares (including warrants to purchase 13,449,547 ordinary shares), at a meeting of the shareholders held on August 26, 2003. Such approval was necessary under Israeli law, since such issuances were made to “interested parties” as defined under Israeli law.

        In connection with the share purchase agreement, we reached an agreement with AMS Electronics Ltd. (AMS), one of the selling securityholders and the primary manufacturer of our end products. Pursuant to this agreement, AMS converted $723,000 of convertible debentures issued to it on January 15, 2002 into 16,431,818 ordinary shares at a conversion price of $0.044 per share, and was paid approximately $300,000. AMS also executed a proxy in favor of DBSI with respect to its ownership interest in our company. As a result of receiving this proxy DBSI currently has voting control over 39.5% of our outstanding shares.

        In addition, one of the selling securityholders, Mr. Yaron Sheinman, our former Chairman, was issued 618,576 ordinary shares following his cashless exercise of options granted to him in July 2003, to purchase 860,000 of our ordinary shares with an exercise price of $0.044 per share. The options were granted to Mr. Sheinman in consideration for consulting services he provided.

Cooperation and Share Exchange Agreements with Pointer (Eden Telecom Group) Ltd.

        On February 25, 2004, we entered into a cooperation agreement with Pointer (Eden Telecom Group) Ltd. (Pointer Ltd.), the operator of our system in Israel. Pointer specializes in providing location-based services for vehicles including SVR and fleet management and in marketing protection products for vehicles in Israel. Protection products include alarm systems, immobilizers and a distress button, which is an integral part of the system, allowing one to immediately alert assistance services allocated at a twenty-four hour manned telephone service center, which locates the vehicle and immediately sends the required service to the vehicle.

        As part of this agreement Pointer renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Pointer undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Pointer’s infrastructure network. The term of the agreement is until the end of year 2007.

        Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Pointer, whereby we increased our holdings in Pointer from 14% to 100% of its issued share capital. Upon completion of the agreement on June 27, 2004, we purchased all the outstanding shares and options to purchase shares of Pointer. Upon completion of the transaction, we purchased from certain of Pointer’s shareholders their rights to repayment by Pointer of an aggregate of approximately $5.2 million, pursuant to loans which they provided to Pointer. In consideration for the right to receive repayment of the loans, we issued such shareholders 10,430,086 of our ordinary shares, constituting one of our ordinary shares for every $0.50 owed to such shareholders pursuant to the loans. Furthermore, upon completion of the transaction, we provided certain shareholders of Pointer which provided bank guarantees to Pointer for an aggregate amount of approximately $1.6 million, with an indemnification letter pursuant to which we agreed to indemnify them in the event of the banks exercising their guarantees. In consideration for the indemnification letters provided by us to such shareholders, the number of our ordinary shares that we issued to them pursuant to the aforementioned acquisition transactions was reduced by an aggregate of 2,288,888 ordinary shares, constituting one of our ordinary shares for each $0.50 that we have agreed to indemnify them pursuant to the guarantees. In addition, pursuant to the agreement, a number of options in Pointer held by its employees were converted into options of our company, constituting an aggregate of 2.7% of our share capital on a fully diluted basis. In consideration for all of the above, we transferred a number of our ordinary shares and warrants with an aggregate value equal to approximately 26% of our issued share capital on a fully diluted basis, post transaction. Prior to the completion of the acquisition, the directors of Pointer resigned from its board of directors and we assumed full control of Pointer.

        Based on U.S. GAAP, revenues for the year 2003 of Pointer were NIS 44.3 million, representing an increase of approximately 15% compared to the year 2002 and operating profits of NIS 0.8 million. As of December 31, 2003 Pointer’s shareholder’s deficiency amounted to NIS 46.8 million.

Exercise of warrants by Bank Hapoalim and other minority investors

        As of August 31, 2004, 14,319,546 warrants were exercised into our ordinary shares, par value NIS 0.03 each. Of these, warrants to purchase 11,051,818 of our ordinary shares were exercised by a cashless exercise into 9,737,409 ordinary shares (of which Bank Hapoalim exercised warrants to purchase 5,113,636 ordinary shares into 4,622,012 ordinary shares), and another 3,267,728 warrants were exercised into ordinary shares, for approximately $143,000.

Agreement in Principle to Purchase Shagrir Towing Services Ltd. and Shagrir (1985) Ltd.

        On July 20, 2004 our board of directors approved in principal the purchase, either directly by us or through one of our subsidiaries, of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., in consideration for approximately $44 million. Shagrir will loan approximately $10 million of the purchase price. Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles include approximately 130 service cars, mobile garages and towing vehicles.

        We are currently negotiating with financial institutions and strategic investors in order to raise the required funds for the purchase of Shagrir’s activities and assets.

        The completion of the transaction is subject to the reaching of definitive agreements; the completion of due diligence review to our satisfaction; obtaining financing for the transaction; receipt of regulatory approvals; and the reaching of service agreements with insurance companies.

Potential Investment in Pointer

        In September 2004, a group of investors lead by Gandyr Investments (2004) Ltd., controlled by Dr. Israel Yovel and Mrs. Judith Yovel Recanati, entered into a term sheet with us for the purchase of up to 49.9% of the shares of Pointer, based on a valuation of Pointer similar to that upon which we completed our purchase of Pointer in June 2004. The completion of the investment is subject to the completion of the acquisition of Shagrir as well as the completion of a due diligence review satisfactory to the investors, the execution of a definitive agreement and obtaining all regulatory approvals required.

Potential Claim

        On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim we requested that the court injunct Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300,000 in favor of CEIEC provided to it in the framework of a previous transaction, and to injunct CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. We requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim pay it the guarantee. Following a hearing in which CEIEC did not attend, the Tel-Aviv Magistrates Court ruled in our favor on December 31, 2002, granting a permanent injunction prohibitting Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and injuncting CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. We understand that sometime in 2003 CEIEC commenced proceedings in China to which we have not been joined as a party, for payment of the guarantee plus interest at a rate of 0.5% commencing March 2002, and has since received interim judgments in the matter, the exact nature of which are not currently clear to us. In August 2004, Bank Hapoalim informed us, that it may pay CEIEC the guaranteed sum plus interest, and in such an event will request that we indemnify it for the amount paid. In light of the permanent injunction ordered in our favor in 2002, we expect to reject any requests by Bank Hapoalim for indemnification.

Corporate Information

        Our company was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd., and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUS.OB. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. Our Web site is www.nexus.telocation.com. Information on our web site is not incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

THE OFFERING

Securities offered by the selling shareholders Ordinary securities outstanding as of August 31, 2004 OTC Bulletin Board Exchange Symbol Use of Proceeds	152,746,592 266,271,504 ordinary shares NXUS.OB We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by our selling shareholders. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus is a part. In the event any of the warrants or options are exercised we would receive the gross proceeds from such exercise (provided the exercise is for cash) and such proceeds will be used for general corporate purposes including working capital.

CAPITALIZATION

        The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of December 31, 2003 in U.S. dollars on an actual basis:

December 31, 2003
(in thousands)

Short-term debt	$3,881
Long term debt	3,691
Total shareholders' equity	718

MARKET PRICE DATA

        Our ordinary shares have traded on the Nasdaq Bulletin Board under the symbol NXUS.OB. since August 2002 and previously traded on the Nasdaq SmallCap Market. The following table sets forth, for the periods indicated, the range of high and low prices of our ordinary shares .

2002
First Quarter	2.49	1.38
Second Quarter	1.57	0.90
Third Quarter	1.30	0.10
Fourth Quarter	0.35	0.08

2003
First Quarter	0.24	0.06
Second Quarter	0.28	0.13
Third Quarter	0.26	0.13
Fourth Quarter	0.43	0.14

2004
January	0.65	0.20
February	0.49	0.29
March	0.48	0.39
April	0.41	0.135
May	0.19	0.145
June	0.175	0.135
July	0.17	0.125
August	0.15	0.12

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

Risk Factors Relating to our Company

Sale of all of the shares offered hereunder could significantly affect the market for our shares and could significantly affect the control and operation of the Company.

        The shares offered hereunder (including shares issuable upon the exercise of outstanding warrants and options) constitute, as of September 1, 2004 approximately 58% of the issued share capital of our company, on a fully diluted basis, of which 37.7% is held by DBSI, our controlling shareholder. The shares held by DBSI, an affiliate of the Company, are not generally considered to be included in the "public float" of our tradable shares. The market price for all of our shares could drop significantly were the shares registered hereunder sold, or if the market perceives a sale is imminent.

We have a history of net losses.

        While in 2003, we had net income of $5.3 million, this resulted from an $8.5 million gain from the disposal of discontinued operations, offset by a $3.3 million loss from continuing operations. With the exception of 2003, we have incurred a net loss in each year of our existence. In December 2003, our accumulated deficit was approximately $81.9 million. In 2001 and 2002, we incurred annual net losses of approximately $9.5 million and $7.6 million , respectively. We have suffered substantial losses from our formerly owned subsidiary, NexusData Inc. (NexusData). Although we discontinued the operations of NexusData in the third quarter of 2002, sold that subsidiary in February 2003 and have reduced our operational on-going expenses, we may not achieve profitability or sustain significant revenues on a quarterly or annual basis in the future. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

Our future operations depend on our ability to obtain additional financing.

        We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. Pursuant to an agreement entered into on April 25, 2004, we purchased all of the securities of Pointer (Eden Telecom Group) Ltd., in consideration for the issuance of a number of ordinary shares and warrants with an aggregate value equal to approximately 26% of our issued share capital, on a fully diluted basis. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all. If we issue any equity or convertible debt securities, this may substantially dilute the interests of our current shareholders. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms.Our Argentinean subsidiary, Tracsat, is experiencing difficulties in obtaining bank credit lines despite its business achievements, primarily due to the economic and political conditions in Argentina. Under some circumstances, if we are unable to secure additional financing, we may have to stop our operations.

We depend on a small number of customers.

        We depend on a small number of customers and our future depends on our ability to maintain our existing customers and attract new customers. For the twelve months ended December 31 2003, three of our customers accounted for approximately 91% of our revenues. In light of our sale of NexusData, we no longer engage in the automated meter reading industry and our operations are concentrated on our location based systems activities (LBS), which activities were halted in the United States, China, and Chile during 2002 principally as a result of the inability of the domestic operators in such countries to finance their operations. In addition, our customer in Venezuela had ceased issuing purchase orders to us, from mid-2002, as a result of the prevailing foreign currency restrictions imposed by the Venezuelan government and the economic and political situation in Venezuela, but began issuing such purchase orders again at the beginning of 2004. Due to continuous political and economical uncertainties in Venezuela, we cannot be sure whether we will receive any further purchase orders from this customer or when such orders will be received. Thus, our current revenues are generated mainly from the continued sales of our products and services to our customers in Israel, Argentina and Russia. If such customers were to reduce purchasing our products or services, our business would be adversely affected.

Our operations are primarily concentrated on one industry and in few territories.

        Since the change in ownership and management of our company in April 2003 we have decided to primarily focus our marketing efforts on the sale of Stolen Vehicle Retrieval(SVR), products and services in Latin America. Consequently, there will be fewer outlets for us to generate revenues in the future. While our SVR operations have been our most significant source of revenue, we no longer offer a diversified array of products and solutions. The concentration of our operations on one facet of the location-based systems industry exposes us to considerable risk were this business line to undergo a downturn.

We depend on others to manufacture our systems and we rely on a single-source supplier for themanufacture of our end units.

        We do not have manufacturing facilities for our end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future . Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
—	reduced manufacturing flexibility due to last moment quantity changes;
—	transportation delays;
—	political and economic disruptions;
—	the imposition of tariffs and export controls on such products;
—	work stoppages;
—	changes in government policies; and
—	the loss of molds and tooling in the event of a dispute with a manufacturer.

        Our agreements with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

We may not be able to adapt to customer preferences or new technologies.

        The market for wireless communications systems has been characterized by rapid technological developments. Our ability to increase revenue in the future depends on the commercial success of our SVR systems and on our ability to adapt to changing technologies, industry standards and customer preferences in a timely and cost-effective manner. We have focused our development on our location based security and management services in the area of SVR systems and Industrial Monitoring (Scada),, and we have discontinued our research and development and marketing efforts of our two-way paging systems due to overall market considerations.

We rely on operators of existing paging networks to provide our Location Based Solution systems.

        One of the benefits of our automatic vehicle location (AVL) and Industrial and Monitoring Control (IMU) systems is that they utilize existing one-way paging networks, as their down-link interface, and therefore, do not require a relatively large initial investment in infrastructure. In order for us to take advantage of this benefit, domestic operators of our system will need to enter into and maintain strategic relationships with wireless communications companies that control existing paging infrastructure or already provide one-way paging services to large numbers of customers. Should they fail to maintain such relationships with wireless communication companies, our business would be adversely affected.

We may not be able to successfully compete in the extremely competitive markets for our products.

        We face intense competition in the markets in which we operate. Our primary competitors in the markets in which we currently operate are Lo-Jack and Ituran, which to the best of our knowledge, currently offer vehicle location systems utilizing land-based radio networks in limited areas, that resemble our solutions. Some offer a similar solution to Nexus and others, like Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

        In addition, some primary competitors in the market for automatic vehicle location systems, such as, OmniTracks, @Track, Onstar, Satellite Security (Global Guard) and others are employing a combination of GPS (satellite-based location technology) over cellular-like systems. The systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

        Some of our other competitors offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id. Technology), such as True Position, Xypoint, CPS and SnapTrack). In the industrial monitoring market, our main competitor is Motorola (MOSCAD systems).

        Most of our competitors have substantially greater capital resources and larger research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than us. While we plan to continue to improve our products and provide greater functionality than our products currently provide, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to alternative products. In addition, our competitors may develop products that render our products obsolete or less competitive.

We are subject to several risks as a result of our international sales

        Systems based on our products and systems are currently installed in Venezuela, Israel, Chile, China, Russia and Argentina. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results during 2002. This was mainly due to Tracsat’s inability to increase its Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

—	Due to the current political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders for our SVR products and services from our main customer in Venezuela during 2003.

The technology and standards in the industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices couldnegatively impact our business.

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        We cannot assure you that we will timely or successfully develop new or enhanced products, which will effectively compete with such potential new products. Our business will be negatively impacted if we do not develop technologically competitive products that respond to customer needs and are priced competitively.

Our products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

        Our success and our ability to compete greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;

—	measures like entering into non-disclosure agreements afford only limited protection;

—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and

—	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

The use of our systems is subject to international regulations.

        The use of our systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

Our potential growth depends, to a great extent, on the success of the domestic operators of our system in commercializing our technology and marketing their services.

The commercialization of our systems in each territory in which we operate is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructureand end units, and market their services in their territories. With the exception of Tracsat, our Argentinian subsidiary and Pointer (Eden Telecom Group) Ltd., our recently acquired subsidiary we do not control any of our other operators. The implementation of the operators’ business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from royalties, where applicable, from such territories will be dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations are essentially limited to Venezuela and Russia, while we do control such operations in Israel and Argentina. If we were to experience any setbacks regarding such operators, this would have a material adverse effect on our business.

We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

        Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

High levels of inventory could adversely affect our gross margins.

        Should we fail to meet sales forecasts or suffer cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2003, we incurred inventory write-offs of $111,000. As a result of a high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop, causing our gross margins to be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

Our major shareholder has a controlling stake in our company.

Pursuant to the share purchase agreement of March 2003 wherein DBSI Investments Ltd. (DBSI) and other investors invested approximately $2.58 million in our company, the investments completed in the second half of 2003, wherein DBSI and other investors invested approximately $1.2 million and the acquisition of Pointer, DBSI currently owns approximately 37.8% of our share capital (on a fully diluted basis). Accordingly, DBSI has a controlling interest in our company. Pursuant to an amendment to our agreement with AMS Electronics Ltd. (AMS) that was concluded in March 2003, AMS was issued 12.9% of our share capital (on a fully diluted basis), which following the subsequent private placements described in this prospectus and the sale of some of AMS’ holdings in our company has been reduced to 3.1% (on a fully diluted basis), and also executed a proxy in favor of DBSI. As a result of receiving that proxy, DBSI currently controls approximately 39.5% of our voting power and effectively has the ability to control matters requiring the approval of our shareholders. Furthermore, DBSI has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

        We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

The market price of our ordinary shares has been, and may continue to be, very volatile.

        The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	announcements of technological innovations or new products by us or our competitors;
—	developments or disputes concerning patents or proprietary rights;
—	publicity regarding actual or potential results relating to products under development by us or our competitors;
—	regulatory development in the United States, Israel and other countries;
—	delays in our testing and development schedules;
—	events or announcements relating to our collaborative relationship with others;

—	economic, political and other external factors; and
—	period-to-period fluctuations in our operating results.

        In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

Our shares have been delisted from the Nasdaq SmallCap Market.

        In August 2002, our shares were delisted from the Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in NASDAQ Marketplace Rule 4310(c)(2)(B). Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, has and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

We do not publicize our quarterly financial statements.

        As a foreign private issuer, we are only required to publicize our annual financial statements. However, until 2002, we disclosed unaudited quarterly financial statements as a customary practice. In order to minimize general costs, we decided, in 2003, to discontinue this practice. As of January 1, 2003, we only publish our annual financial information as required by law and unaudited semi-annual financial statements. As a result, investors are no longer able to receive periodic financial information on a quarterly basis. This will affect their ability to assess the condition of our results and operations.

Risk Factors Relating to Our Operations in Israel

Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel, and our headquarters are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which has continued with varying levels of severity through 2003, and negotiations between Israel and Palestinian representatives have ceased. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees, R&D center and facility and those of many of our subcontractors are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        A major part of our costs in Israel are not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Sheke,. This exposes us to market risk from changes in foreign exchange rates as against the U.S. dollar, as our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. While in the twelve months ended December 31, 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%, this is not typical. There can be no assurance that we will not incur losses from such fluctuations in the future.

        We may not be eligible to receive grants, tax benefits or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

        We have received certain grants, programs and tax benefits from the Israeli Government, the European Union and the BIRD Foundation. To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions. In addition, some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. During 2003 and 2004, we received several letters from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. If these programs and tax benefits are ended, our business, financial condition and results of operations could be adversely affected.

Service and enforcement of legal process.

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

Risk Factors Affecting Our Subsidiaries

We are dependant upon the success of Tracsat, our subsidiary in Argentina

        Revenues generated by Tracsat, our subsidiary in Argentina, have increased consistently since the beginning of 2002 until 2003. We depend on the ability of Tracsat to maintain its growth and market penetration. We cannot be sure that Tracsat will be able to operate successfully in the future, because its operations are dependent upon many factors, many of which Tracsat does not control, such as:

—	General political and economic circumstances in Argentina;
—	Trends in the Argentinean insurance industry;
—	Rate of car theft, value of cars and other inherent factors related to the SVR business, such as the success of law enforcement programs; and
—	Competition and consumer satisfaction.

Tracsat depends on a small number of customers and business partners.

        Tracsat depends on a small number of customers and business partners and its future depends on its ability to maintain existing customers and business partners and attract new customers and business partners. Revenues in Argentina are mainly generated from two customers. If any of our current customers cease to do business with us, or if we fail to attract new customers or business partners our operations could seriously be harmed or we may have to cease operations under certain circumstances.

The volatile exchange rate between the Argentinean Peso and the U.S. dollar may negatively impact the results of our operations.

        Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in dollars, the significant devaluation in the Argentinean Peso and continuing economic instability in Argentina could have a severe negative effect on the business and overall profitability of Tracsat. Because we depend on the profitability of Tracsat, our business could also be severely damaged as a consequence. Under certain circumstances we may be forced to cease operations as a result.

The future operations of Tracsat may depend on its ability to obtain additional financing.

        Although Tracsat has reached its operational stage through our effective management efforts, it still depends on our financial support, primarily due to economic conditions in Argentina. We cannot assure that we will have the ability to continue to finance Tracsat or to find other financing alternatives for Tracsat in a timely manner. Tracsat’s future operations may be materially affected if we do not continue to provide it with additional funding at the level currently being made by us.

Our acquisition of Pointer could result in operating difficulties and other adverse consequences.

        On June 27, 2004, we acquired an additional 86% of the shares of Pointer (Eden Telecom Group) Ltd. (Pointer), an Israeli company which specializes in providing location-based services for vehicles including SVR and fleet management and in marketing protection products for vehicles in Israel, in addition to our initial shareholding of 14% of Pointer’s outstanding share capital. Consequently, following the acquisition, Pointer has become our wholly-owned subsidiary. The process of integrating Pointer is risky and may create unforeseen operating difficulties and expenses. The areas in which we may encounter difficulties include:

—	diversion of management time (both ours and that of the Pointer) from the ongoing development of our businesses, issues of integration and future products and services;

—	the need to implement controls, procedures and policies in Pointer appropriate for a public company that prior to its acquisition was a private company.

        We have limited experience in managing this integration process. Moreover, the anticipated benefits of this acquisition may not be realized.

We acquired Pointer on an “as is” basis.

        Prior to our acquisition of Pointer, certain of its shareholders guaranteed bank loans to Pointer in the amount of approximately $1.6 million. As part of the acquisition we agreed to indemnify such guarantors in the event that the banks recall the loans from such guarantors. We acquired Pointer on an “as is” basis. Should we discover significant problems with Pointer of which we are currently not aware, or should we be required to indemnify such former shareholders of Pointer for the full or a material part of the $1.6 million loan, this could result in the cessation of our operations.

Pointer has a history of losses.

        Pointer has suffered recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about Pointer’s ability to continue as a going concern. Pointer’s recuperation plan may reverse this trend, however, Pointer has yet to record net profits throughout its existence. While its revenues have grown over the years, there is no guarantee that its business will ever be profitable. Since Pointer only operates in Israel, its business is affected by changes in the Israeli market. Changes such as the reduction in car theft resulting from the building of the separation fence between Israel and the West Bank, improved law enforcement initiatives, the decline in the purchases of new cars and changes in the automobile insurance market will adversely affect the business of Pointer. Should we fail to develop a successful business strategy to deal with such changes, this will have a material adverse affect on our business.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2003, incorporated by reference herein (the”Annual Report”). The selected consolidated financial data (including balance sheet data) for the years ended December 31, 1999 and 2000 have been derived from audited financial statements not included in the Annual Report.

        In 2003, we prepared our consolidated financial statements for the year ended December 31, 2003, in accordance with accounting principles generally accepted in United States (“US GAAP”). Previously, our annual financial statements were prepared in accordance with accounting principles generally accepted in Israel. Prior years’ financial statements have been restated and are presented in accordance with U.S. GAAP.

        Pursuant to the sale of all our holdings in NexusData, the assets, liabilities, operating results and cash flows attributed to NexusData have been deemed to be discontinued operations; accordingly, our comparative financial data has been reclassified for all periods presented in this annual report.

        The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing in the Annual Report.

	2003	2002	2001	2000	1999
Statement of Income Data:	US Dollars in Thousands (except share and per share data)

Revenues, sales	$2,774	$5,196	$12,375	$6,035	$3,810
Revenues, services	2,376	1,165	184	-	-
Total Revenues	5,150	6,361	12,559	6,035	3,810
Cost of revenues, sales	2,099	3,528	9,355	4,498	5,325
Cost of revenues, services	2,075	948	1,333	-	-
Total Cost of Revenues	4,174	4,476	10,688	4,498	5,325
Gross profit (loss)	976	1,885	1,871	1,537	(1,515)
Research and development costs, net	664	1,377	1,654	1,397	1,334
Selling, general and
administrative expenses	2,031	3,391	5,028	3,838	4,984
Amortization of deferred stock
compensation	400	-	-	-	-
Operating loss	2,119	2,883	4,811	3,698	7,833
Financial expenses	1,105	266	209	221	833
Other income (expenses)	(32)	(440)	563	(13,526)	(337)
Loss from continuing operations
before minority interest	3,256	3,589	4,457	17,445	9,003
Minority interest in losses of a
subsidiary	-	-	191	-	-
Loss from continuing operations	3,256	3,589	4,266	17,445	9,003
Loss from discontinued operations, net	-	4,000	5,204
Gain from disposal of discontinued
operations	8,524	-	-	-	-
Net Income (loss)	5,268	(7,589)	(9,470)	(20,508)	(9,997)
Basic and diluted net loss per share from
continuing operations	$0.04	$0.32	$0.42	$2.37	$2.03
Basic and diluted net earning (loss) per
share	$0.06	$(0.67)	$(0.93)	$(2.78)	$(2.25)
Weighted average number of shares
outstanding (in thousands)	85,567	11,289	10,162	7,369	4,442
Balance Sheet Data:
Total assets	8,290	10,098	13,488	13,944	7,921
Net assets (liabilities) of continuing
operations	718	(2,057)	2,248	1,797	(4,131)
Working capital (deficit)	(147)	(1,454)	(1,888)	537	(2,578)
Convertible debentures	-	1,020	-	2,500	3,000
Shareholders equity (deficiency)	718	(10,581)	(3,639)	(446)	(3,991)
Share capital	773	94	91	67	43
Additional Paid-in Capital	83,239	77,373	76,402	69,584	45,574

Operating Results

Twelve Months Ended December 31, 2003 Compared with Twelve Months Ended December 31, 2002

Revenues. Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2003 two major customers. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased by $1.2 million, or 19%, from $6.3 million in 2002 to $5.1 million in 2003. The major decrease in revenues in 2003 resulted from the sharp decrease in end unit sale volume to our customer in Venezuela, which was offset in part by the increase in revenues of our SVR services in Argentina. The decrease in sales to our customer in Venezuela was mainly due the economic situation in Venezuela and the imposition of foreign currency restrictions.

Cost of Revenues. Cost of revenues consists of direct and indirect materials, subcontracting works, direct labor, depreciation and amortization, and other operating indirect costs. Our cost of revenues decreased to $4.2 million for the twelve months ended December 31, 2003 as compared to $4.5 million for the same period in 2002. This decrease is associated mainly with the decrease in our revenues from sales, which was partly offset by an increase in the cost of services due to the increased volume of revenues from services. As a percentage of revenues, cost of sales increased by 11% from 2002 to 2003 primarily due to the reduction in our revenues in 2003, which was not offset by a corresponding reduction in our overhead in this period.

Gross Profit. As a result of the decrease in our revenues in 2003 and our level of cost of revenues in 2003, our gross profit decreased by $909,000 from $1.9 million in the year of 2002 to $976,000 in 2003.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Net research and development expenses decreased by 52% to $664,000 in the year of 2003 from $1.4 million in 2002, mainly due to the reduction of approximately 33% in manpower and reduction in the average salary of R&D employees. In addition, in 2003, research and development expenses were net of $476,000 in grants from the European Community for the ASAP project as compared to $520,000 in 2002. The ASAP project was completed in October 2003.

Selling and Marketing Expenses. Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses. During 2003, we decreased our selling and marketing costs by 44% to $621,000 from $1.1 million in 2002. The decrease was mainly due to decreased commission expenses, which resulted from the decrease in revenues and the execution of a cost reduction plan, including the reduction of labor costs.

General and Administrative Expenses. General and administrative expenses consist of labor costs for management and administration personnel, office maintenance and administrative costs, legal and accounting expenses, provision for doubtful debts and management fees. General and administrative expenses decreased by approximately 38% from $2.3 million in 2002 to $1.4 million in 2003, mainly due to a $531,000 charge that we recorded with respect to doubtful debts recorded in 2002 and a decrease in labor costs and other expenses which resulted from the execution of a cost reduction plan in 2003.

Operating Loss. As a result of the foregoing, our operating loss in 2003 decreased to $2.1 million compared to an operating loss of $2.9 million in 2002, which included the $400,000 amortization of deferred stock compensation in 2003. This compensation is expected to result in $567,000 in additional non-cash expenses in 2004 and 2005.

Financial Expenses (Net). Financial expenses consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel and Argentinian Peso). In 2003, financial expenses included a one time cashless expense resulting from the induced conversion of a convertible debenture in the amount of $1 million, which was the main cause of the increase in net financial expenses from $266,000 in 2002 to $1.1 million, in 2003. The increase was offset in part by the increase in foreign currency translation adjustments.

Net Income (Loss). In 2003, we had net income of $5.3 million compared to a net loss of $7.6 million in 2002. Our net income in the 2003 period was primarily the result of a one-time, non-cash capital gain of $8.5 million resulting from the sale in February 2003 of Nexus Data Inc., offset by $3.3 million loss from continuing operations as a result of the foregoing, as compared to a $4 million loss from NexusData Inc. and a $3.6 million loss from continuing operations in 2002.

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Revenues.Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2002 two major customers, and from our operation in Argentina. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased 49% (or $6.2 million( to $6.4 million in 2002 from $12.6 million in 2001, due mainly to the decrease in revenues resulting from the sharp decrease in end unit sale volume to our customerin Venezuela, which was partly offset by the increase in the provision of our SVR services in Argentina.

Cost of Revenues. Cost of revenues consists of direct and indirect materials, subcontracting works, direct labor, depreciation and amortization and other operating indirect costs. In 2002, our cost of sales decreased by $6.2 million to $4.5 million from $10.7 million in 2001. This decrease was primarily the result of the decrease in revenues from sales and a decrease in the cost of services, mainly due to the effects of the US dollar-Argentinian Peso exchange rate, offset by an increase in the volume of services and an increase in Tracsat’s subscriber base in 2002.

Gross Profit. As a result of the foregoing, gross profit increased by $14,000 from a gross profit of $1,871,000 in 2001 to a gross profit of $1,885,000 in 2002.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Net research and development expenses decreased by 17% to $1.4 million in 2002 from $1.7 million in 2001. Research and development costs were reduced in 2002 as a consequence of the deduction of grants from the European community due to our participation in the ASAP project which commenced in December 2001.

Selling and Marketing Expenses. Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses. During 2002, we decreased our selling and marketing costs by 50%, from $2.2 million in 2001 to $1.1 million in 2002, mainly due to decreased commission payments derived from decreased sales and reduced labor costs.

General and Administrative Expenses. General and administrative expenses consist of labor costs for management and administration personnel, office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses decreased from $2.8 million in 2001 to $2.3 million in 2002, primarily due to reduced expenses in Tracsat S.A. operations, mainly as a result of the effects of the depreciation of the Argentinian Peso against the US dollar in 2002.

Operating Loss. As a result of the foregoing, our operating loss in 2002 decreased to $2.9 million compared to an operating loss of $4.8 million in 2001.

Financial Expenses – (Net). Financial expenses (net) consisted of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2002, our net financial expenses amounted to $266,000 compared to $209,000 in 2001, due mainly to an increase in interest on short-term credits which was partly off-set by translation adjustment gains from currency exchange rates.

Net Loss. In 2002, we had a net loss of $7.6 million as compared to a net loss of $9.5 million in 2001. The decrease in our net loss was mainly due to the fact that NexusData’s discontinued operations contributed to a loss of $4 million in 2002, as compared to $5.2 million in 2001 and as a result of the foregoing.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

        For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

        We believe that inflation in Israel and fluctuations in the U.S. dollar – NIS exchange rate may have some effects on our business, primarily on our expenses and, as a result, on our net income. Salaries of our employees in Israel are paid in New Israeli Shekels. These salary payments constitute the main portion of the costs of our operations in Israel. During 2003, the dollar value of these salaries decreased as a result of a reduction in average salaries in NIS terms, which, however, was partly offset by the effect of the depreciation of the US dollar against the Israeli shekel.

        The exchange rate has fluctuated during 2003 from a high of NIS 4.924 to the dollar to a low of NIS 4.283 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
March 2004	4.535	4.483
April 2004	4.599	4.515
May 2004	4.634	4.555
June 2004	4.552	4.490
July 2004	4.527	4.471
August 2004	4.555	4.516

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 1999 - December 31, 1999	1$/NIS 4.1396
January 1, 2000 - December 31, 2000	1$/NIS 4.0733
January 1, 2001- December 31, 2001	1$/NIS 4.213
January 1, 2002 - December 31, 2002	1$/NIS 4.7378
January 1, 2003 - December 31, 2003	1$/NIS 4.512

        In 1999, the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was –2.7%. In 2001, the rate of inflation was about 1.4% and the NIS was devalued against the dollar by 9.3%. In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2003, but they did not materially affect our results of operations in such periods.

        Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in US dollars, we believe that inflation in Argentina and fluctuations in the U.S. dollar – Argentinian Peso exchange rate may have a significant effect on the business and overall profitability of Tracsat and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars. In 2003, the U.S. dollar – Argentinian Peso exchange rate fluctuated between 3.37 and 2.746 Pesos to the dollar. From January 1, 2003 to December 31, 2003, the value of the Argentinian Peso increased by approximately 12.8% against the US dollar. This increase had no material effect on our business during 2003.

        We are not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that it is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

        Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the US dollar against the Argentinian Peso. Additionally, the growing success of law enforcement programs in Argentina may reduce the rate of car theft and adversely affect our business in the future.

        In Venezuela, the prevailing foreign currency restrictions imposed by the Venezuelan government and the economic political situation in Venezuela, which caused our Venezuelan customer to cease its orders from us in the past, continue to be implemented. Such continuously implemented policies and the continuous political and economical uncertainties in Venezuela may continue to affect the success of our operations in Venezuela in the future.

B.	LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2003, we had a negative working capital of $147,000, our current assets to current liabilities ratio was 0.96:1, we had cash and cash equivalents of $708,000 and unused credit facility of $160,000.

        Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist, or the BIRD Foundation.

        In April 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us dated March 2003. The 2003 share purchase agreement with DBSI and certain other investors provided for additional investments in our company through October 2003. Pursuant to such agreement, DBSI and the other investors who invested in our company following the closing of the share purchase agreement in April 2003, invested approximately $3.82 million. In consideration for their investment they acquired 86,804,543 ordinary shares and warrants to purchase 60,763,183 ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement.

        Pursuant to our agreement with DBSI, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000 (for further information see Note 13 of our consolidated financial statements included in our Annual Report incorporated herein by reference).

        As of December 31, 2003, we had a credit facility for approximately $4.25 million with Bank Hapoalim of which $3 million was a five-year long-term loan for the period beginning April 2003, and an additional short term credit facility in the amount of $1.25 million, of which $160,000 remains as of December 31, 2003 available for our use.

        In 2003, net cash used in our continuing operating activities amounted to $2,132,000 as compared to net cash used in continuing operating activities of $937,000 in 2002. In 2003, net cash used in our continuing investing activities was $1,037,000 as compared to $1,118,000 net cash used in our continuing investing activities in 2002. In 2003, net cash provided by financing activities was $3,798,000 as compared to $2,487,000 provided by continuing financing activities in 2002. In 2003 there was no net cash used in discontinued operations as compared to $1,363,000 in 2002.

        Current liabilities decreased from $4,648,000 in 2002 to $3,881,000 at December 31, 2003, mainly due to a decrease of trade payables balance. Long-term liabilities decreased from $4,865,000 in December 31, 2002 to $3,691,000 in December 31, 2003 mainly due to conversion and repayment of convertible debentures previously issued to AMS.

        We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world. We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern. However, we cannot assure you that we will be able to generate sufficient revenues from the sale of our products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we will depend on receiving financial support from our principal shareholders or other external sources. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements. Aside for the aforementioned long-term $3 million bank loan and additional credit facility from our bank of approximately $1,250,000, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult economic and political conditions in certain countries in which we operate, particularly Venezuela and Argentina.

        For a discussion of certain commitments and contingent liabilities of ours, see Note 12 to our financial statements included in our Annual Report.

C.	RESEARCH AND DEVELOPMENT

        We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new applications and products and enhancements to our existing systems and products are necessary to compete effectively. We devote a significant portion of our resources (i) to developing new applications and products to better compete in a rapidly evolving market, (ii) sustaining and upgrading existing products by improving serviceability and adding new capabilities and features, (iii) to decreasing the cost of owning and operating such products, and (iv) to maintaining close relationships with our customers to identify their product needs.

        Future growth will depend upon our ability to enhance our existing products and to introduce new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Nexusphere network. Our net expenditures for research and development programs during the years ended December 31, 2003 and December 31, 2002, totaled approximately $664,000, and $1,377,000, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of April 31, 2004, the Company employed 10 persons in research and development. Our gross research and development expenses constituted approximately 22.1 %and 29.8% of our revenues, and our net research and development expenses constituted approximately 12.9% and 21.6% of such sales, in the respective years ended December 31, 2003 and 2002. For additional information concerning commitments for research development programs See Note 12 to our financial statements included in our Annual Report.

        The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist of the Ministry of Industry and Commerce of the State of Israel. Under the terms of Israel Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development are offset against our research and development costs.

        We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. Royalties from sales to the BIRD Foundation amount to 150% of the grant received. As of December 31, 2003, our contingent obligation to the BIRD Foundation was $1,958,000.

        In addition, we are conducting three major research and development projects aimed at enhancing our various systems. These projects involve an upgrade of the database utilized by our Nexusphere system, development of a significantly smaller remote mobile unit (volume is reduced by 50%), which can be compatible with a GPS system for anti-theft and fleet-management applications concurrently and development of an enhanced base station receiver for the Nexusphere to further expand its applications. We expect to continue to commit substantial resources to research and development in the future such as:

—	Improved location algorithm, which will enable sparser deployment of base stations.

—	Long-life RMU for applications that do not provide power such as parcel tracking.

—	Enhanced IMU with significantly higher payload per message using turbo product coding.

        There can be no assurance that any of our developmental efforts will result in commercially successful products, that such products will be released in a timely manner or at all, or that we will be able to respond effectively to technological changes or new product announcements by others.

        We currently hold various United States patents relating to the use of Nexusphere communications technology for various aspects of reverse paging and mobile location. We have not invested the requisite payment to maintain our patents, and we may lose our rights to this proprietary technology in the near future.

        The pending patent applications filed by us involve complex legal and factual questions, and the scope and breadth of claims to be allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by us will afford protection against competitors with similar technology. In addition, we cannot assure you that the patents issued to us will not be infringed, designed around by others or invalidated. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in secrecy until patents issue, and because publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

        In addition to potential patent protection, we rely on the laws of unfair competition and trade secrets to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information by non-disclosure agreements with our employees, consultants, customers, strategic partners and potential strategic partners. Although we intend to protect our rights vigorously, there can be no assurance that secrecy obligations will be honored or that others will not independently develop similar or superior technologies or trade secrets. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. To the extent that consultants, key employees or other third parties, such as prospective joint venture partners or subcontractors, apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information, which disputes may not be resolved in our favor.

        Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent and issued patent applications for Nexusphere communications technology. Although software protection is currently available in the United States, there can be no assurance that the software patents will continue to be the subject of patent protection in the United States. Also, foreign patent protection for software is generally afforded lesser protection than in the United States.

        We also protect our trademarks and service marks in the United States through federal registration of key trademark names and reliance on common law trademark protection for other trade names. One United States federal trademark is registered, but there can be no assurance that this United States federal trademark will not at some future date be opposed by other trademark holders.

D.	TREND INFORMATION

        The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in our Annual Report incorporated herein by reference.

        In recent years, we have concentrated our operations on our location based security services in the areas of Automotive Vehicle Location and on the Stolen Vehicle Recovery markets, due to the decision of our management to focus on our more lucrative business opportunities, while sharply minimizing our research and development and marketing efforts of our two-way paging systems due to overall market trends, such as (a) the collapse of the paging industry as a whole where the income and number of customers has dropped sharply; (b) the absence of advances in technology of two-way paging, as a result of this technology being largely abandoned; and (c) the growth in competition from more modern technologies such as short messaging service (SMS), which is both cheaper and more convenient. In addition, the recent increase in terror has emphasized, for many, the need for personal security, a trend which we expect to directly or indirectly increase the demand for services such as those we, our subsidiaries and our domestic operators provide.

        In February 2003, we sold our share in NexusData, and we no longer operate in the automatic meter reading systems industry.

        We now operate predominantly in Israel and Latin America. Our focus for the establishment of new operations continues to be Latin America.

        In Israel, we recently purchased our primary customer and operator in Israel, Pointer (Eden Group) Ltd., which will expand our operations and increase our revenues in Israel. The transaction reflects our policy not only to serve as a technology company but also as an operator, providing operating services to the general public. On June 30, we will consolidate our balance sheets, and from the second half of 2004, we will consolidate our statement of operations with those of Pointer.

        Our Argentinian subsidiary, Tracsat, has been negatively affected by economic and political instability in Argentina. In the future, we may also be negatively affected by the recent success of law enforcement programs, which have reduced the rate of car theft in Argentina.

        Due to continuous political and economical uncertainties in Venezuela, we cannot be sure whether we will receive any further purchase orders from our customer in Venezuela or when such orders may arrive.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2003

		Total	Less than 1 Year	1-3 Years	3-5 Years		More than 5 Years

Short term debt and other current liabilities	1	3,881	3,881	-	-		-
Long-term loan	2	3,391	126	2,758	507
Accrued severance pay, net	3	189	-	-	-		189
Management fees to DBSI	4	420	180	240	-		-
Operating lease obligations	5	724	310	414	-		-
Purchase Obligations		363	363	-	-	-
Royalties to BIRD	6	1,958	-	-	-		-

Total contractual obligations		10,926	4,860	3,412	507		189

1 Short term debt and other current liabilities include short term bank credit, trade accounts payable for equipment and services that have already been supplied and other accrued expenses.
2 Long term loan includes principal and interest payments in accordance with the terms of the agreement with Bank Hapoalim signed in April 2003 (See Item 5- Liquidity and Capital Resources).
3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.
4 The company shall pay annual fees $180,000 in consideration for DBSI management services for the period of three years commencing April 2003.
5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.
6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the company has undertaken to pay based on sales of a specific product. The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 12 to the Financial Statements included in our Annual Report, incorporated herein by reference).

SELLING SHAREHOLDERS

        The table below sets forth:

—	the names of each of the selling shareholders;

—	the number of ordinary shares beneficially owned by the selling shareholders, as of September 1, 2004;

—	the percentage of our outstanding ordinary shares beneficially owned by each of the selling shareholders as of September 1, 2004;

—	the number of ordinary shares that each selling shareholder is offering under this prospectus;

—	the number of ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus; and

—	the percentage of our outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus.

        Of the shares registered hereunder, (a) 146,986,365 ordinary shares (including 52,417,273 ordinary shares issuable upon the exercise of currently exercisable warrants) may be sold by certain selling shareholders who acquired their shares pursuant to the March Agreement and subsequent investment agreements, (b) 8,359,696 ordinary shares (including 165,000 ordinary shares issuable upon the exercise of a currently exercisable warrant) may be sold by AMS which acquired these shares pursuant to a share purchase agreement dated January 15, 2002 and the conversion of a convertible debenture in connection with the March Agreement, (c) 4,622,012 ordinary shares may be sold by Bank Hapoalim following its cashless exercise of warrants to purchase 5,113,636 ordinary shares and (d) 618,576 ordinary shares may be sold by Mr. Yaron Sheinman, the former Chairman of our Board of Directors, following his cashless exercise of options to purchase 860,000 ordinary shares

        Except as noted below, none of these selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our ordinary shares.

Names	Securities Beneficially Owned Prior to Offering		Securities Being Offered	Securities Beneficially Owned upon completion of offering
	Number	Percentage[1]	Number	Number	Percentage[1]
DBSI Investments Ltd. 85 Medinat Hayehudim Street P.O. Box 4076 Herzliya Israel 46766(2)	(3)100,489,546	47.44%	(3)100,454,546	35,000	0.02%
Jacktar Limited Unit 1300 Summerhill Business Park Victoria Road Douglas, Isle of Man IM2 4RW	5,290,606	3.10%	5,290,606	-
Ziv Gani 27 Elizabeth Mews London NW34UH United Kingdom	2,645,304	1.55%	2,645,304	-
Emerging Markets Ventures I LP c/o Credit Suisse Asset Management 153 East 53rd Street 57th Floor New York, NY 10022	(4)4,636,364	2.69%	(4)4,636,364	-
BPW Israel Ventures LLC Bassini Playfair Wright LLC One Rockefeller Plaza 30th Fl. New York, NY 10020	(5)2,163,636	1.26%	(5)2,163,636	-
Polar Communications Ltd. c/o Shrem, Fudim, Kelner & Co. Ltd. 21 Ha'arba'ah Street Tel Aviv Israel 64739	(6)21,019,724	11.87%	(7)3,316,181	(8)17,703,543	10.34%

Koonras Technologies c/o Shrem, Fudim, Kelner & Co. Ltd. 21 Ha'arba'ah Street Tel Aviv Israel 64739	(9)2,451,091	1.43%	(9)2,451,091	-
Shrem Fudim Kelner & Co. Ltd. 21 Ha'arba'ah Street Tel Aviv Israel 64739	1,314,822	0.77%	1,314,822	-
Canada Israel Opportunity Fund c/o Shrem, Fudim, Kelner & Co. Ltd. 21 Ha'arba'ah Street, Tel Aviv Israel 64739	539,225	0.32%	539,225	-
AMS Electronics Ltd. (10) 41 Hata'asiya Street Arad Israel 80700	(10) 8,359,696	4.90%	(10)8,359,696	-
Matty Vengerik c/o CSFB One Cabot Square London England E14 4QJ	(11)7,650,000	4.41%	(11)7,650,000	-
Altshuler Shaham Tagmulim Solidit 52 Nahalat Binyamin St Tel-Aviv Israel 65154	(12) 772,727	0.45%	(12)772,727

Altshuler Shaham Ltd. 52 Nahalat Binyamin St Tel-Aviv Israel 65154	(13)3,477,272	2.02%	(13)3,477,272	-
Barr Galia 52 Nahalat Binyamin St Tel-Aviv Israel 65154	613,636	0.36%	613,636	-
Daniel Binyan-Barr c/o Galia Barr 52 Nahalat Binyamin St Tel-Aviv Israel 65154	(14)1,431,818	0.84%	(14)1,431,818
DS Founders Group L.P. c/o Shrem, Fudim, Kelner & Co. Ltd. 21 Ha'arba'ah Street Tel Aviv Israel 64739	147,732	0.09%	147,732	-
SFK Founders Group II L.P. 21 Ha'arba'ah Street Tel Aviv Israel 64739	221,600	0.13%	221,600	-
Khanoff Foundation c/o Shrem, Fudim, Kelner & Co. Ltd. 21 Ha'arba'ah Street Tel Aviv Israel 64739	319,748	0.19%	319,748	-
Arik Avni (15) c/o Nexus Telocation Systems Ltd. 1 Korazin Street Givatayim Israel 53583	(16)8,550,000	4.80%	(16)1,700,000	6,850,000	4.00%
Bank Hapoalim B.M. 50 Rothschild Blvd. Tel Aviv Israel 66883	(17)4,622,012	2.71%	(17)4,622,012	-
Yaron Sheinman (18) 3 Hayasmin St. Carmei Yosef Israel 99797	(19)618,576	0.36%	(19)618,576	-

(1)	Percent of shares beneficially owned prior to and after this offering has been determined based on 170,450,517 shares outstanding as of September 1, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(2)	DBSI is a controlling shareholder of our company. Pursuant to a proxy instrument granted to DBSI by AMS with respect to all of the voting power held by AMS, DBSI may be deemed to have actual voting power of 40.9% on a fully diluted basis.

(3)	Includes 41,363,637 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(4)	Includes 1,909,091 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(5)	Includes 890,909 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(6)	Includes 6,611,964 ordinary shares issuable upon the exercise of a currently exercisable warrant

(7)	Includes 702,545 ordinary shares issuable upon the exercise of a currently exercisable warrant

(8)	Includes 5,919,419 ordinary shares issuable upon the exercise of a currently exercisable warrant

(9)	Includes 519,273 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(10)	Represents 165,000 ordinary shares issuable upon the exercise of a currently exercisable warrant. AMS is a primary manufacturer of end products for the Company.

(11)	Includes 3,150,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(12)	Includes 318,182 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(13)	Includes 1,431,818 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(14)	Relates to 1,431,818 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(15)	Mr. Avni has served as our President and Chief Executive Officer since April 2003.

(16)	Includes 700,000 ordinary shares issuable upon the exercise of a currently exercisable warrant

(17)	Represents the ordinary shares issued to Bank Hapoalim following the cashless exercise of a warrant to purchase 5,113,636 ordinary shares.

(18)	Mr. Sheinman served as the Chairman of our Board of Directors from 1991 to April 2003.

(19)	Represents the ordinary shares issued following the cashless exercise of a warrant to purchase 860,000 ordinary shares.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale of ordinary shares and ordinary shares issuable upon the exercise of warrants by the selling shareholders named herein. As used herein, “selling shareholder”includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares received after the date of this prospectus from the named selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of ordinary shares offered hereby which will be borne by the selling shareholders. Sales of the ordinary shares offered hereby may be effected by the selling shareholders from time to time (i) in one or more types of transactions through the OTC Bulletin Board; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices. Such transactions may or may not involve brokers or dealers.

        The selling shareholders may effect these transactions by selling the ordinary shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the ordinary shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of the ordinary shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2 (11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares offered hereby.

        Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Subject to the limitations on the transfer of their shares (see “Selling Shareholders” above), the selling shareholders also may resell all or a portion of the ordinary shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Upon our being notified by any of the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

—	the name of the selling shareholder and of the participating broker-dealer(s);

—	the number and type of securities involved;

—	the initial price at which such securities were sold;

—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

—	other facts material to the transaction.

        To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

        We have incurred, or will incur, approximately $65,000 of expenses in connection with the sale of the ordinary shares covered by this prospectus. We have agreed to incur all of such costs on behalf of the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

        The description of our share capital contained in Item 1 of our registration statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act is hereby incorporated by reference.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

        Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. This opinion addresses the authorization and legality of the issuance of the securities registered hereunder.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2003 have been audited by Kost Forer Gabbay and Kasierer (formerly Kost, Forer & Gabbay ), a member of Ernst & Young Global, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements of Tracsat S.A., an Argentinian subsidiary, for the year ended December 31, 2003, were audited by Grant Thornton, Argentina CA, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements incorporated in this prospectus by reference from our Report on Form 6-K dated September 23, 2004 for Pointer (Eden Telecom Group) Ltd., for the year ended December 31, 2003, have been audited by Kost Forer Gabbay and Kasierer (formerly Kost, Forer & Gabbay ), a member of Ernst & Young Global, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MATERIAL CHANGES

        Except as otherwise described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of the assets of such persons and of ours are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see “Risk Factors–Service of Process and Enforcement of Judgments.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We make available annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our ordinary shares are listed on the OTC Bulletin Board, under the symbol “NXUS.OB” All documents that we have filed on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

        Form F-3 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Certain Information by Reference. The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004;

—	Our Reports of Foreign Private Issuer on Form 6-K as follows:

Month	Filing Dates

July	July 27, 2004

September	September 7, (two reports), 23, 2004

—	The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Nexus Telocation Systems Ltd. 1 Korazin Street Givatayim Israel 53583 972-3-572-3111

152,746,592 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

October 13, 2004